Exhibit 99.1

Management, Audit, Finance and Risk Committee, and Auditor Reports

Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The preparation and presentation of the Company’s Consolidated Financial Statements and the overall quality of the Company’s financial reporting are the responsibility of management. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and necessarily include estimates, which are based on management’s best judgments. Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.

Management is also responsible for establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that assets are safeguarded and that reliable financial information is produced for preparation of financial statements. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2008.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. Deloitte & Touche LLP also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2008.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility with the assistance of the Audit, Finance and Risk Committee of the Board of Directors.

Ron A. Brenneman	E. F. H. Roberts

President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

February 23, 2009	February 23, 2009

2008 Annual Report PETRO-CANADA	61

Audit, Finance and Risk Committee of the Board of Directors

The Audit, Finance and Risk Committee (the Committee), which is composed of not fewer than three (currently five) independent directors, assists the Board of Directors in the discharge of its responsibility for overseeing management’s performance of the financial reporting and internal control responsibilities. The Committee reviews the annual and quarterly Consolidated Financial Statements, accounting policies and the overall quality of the Company’s financial reporting, and the financial information contained in prospectuses and in reports filed with regulatory authorities, as required. The Committee also reviews and makes recommendations to the Board of Directors regarding financial matters and oversees the process that management has in place to identify business risks. The Committee members are all independent pursuant to National Instrument 52-110 (NI 52-110), NYSE Corporate Governance Standards and the Sarbanes-Oxley Act of 2002 (SOX), and are financially literate, with one member who has been recognized as a “financial expert” in accordance with SOX requirements.

With respect to the external auditors, the Committee reviews and approves the terms of engagement, the scope and plan for the external audit, and reviews the results of the audit and the Reports of the Independent Registered Chartered Accountants. The external auditors report to the Committee. The Committee discusses the external auditors’ independence from management and the Company with the external auditors and receives written confirmation of their independence. The Committee also recommends to the Board of Directors the external auditors to be appointed by the shareholders and approves in advance fees for the external auditors’ services.

With respect to the contract auditor’s engagement to provide internal audit services, the Committee reviews the engagement contract, reviews and approves the scope and plan for the internal audit, receives periodic reports and reviews significant findings and recommendations. The contract auditor reports to the Committee.

Senior management, the external auditors and the contract auditor attend all Audit, Finance and Risk Committee meetings and each is provided with the opportunity to meet privately with the Committee.

Paul D. Melnuk

Chairman of the Audit, Finance and Risk Committee

February 23, 2009

62	PETRO-CANADA 2008 Annual Report

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Petro-Canada:

We have audited the internal control over financial reporting of Petro-Canada and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Financial Statements as at and for the year ended December 31, 2008 of the Company and our report dated February 23, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants

Calgary, Canada

February 23, 2009

2008 Annual Report PETRO-CANADA	63

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Petro-Canada:

We have audited the accompanying Consolidated Balance Sheet of Petro-Canada and subsidiaries (the “Company”) as at December 31, 2008 and 2007, and the related Consolidated Statements of Earnings, Comprehensive Income, Retained Earnings and Cash Flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of Petro-Canada and subsidiaries as at December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Calgary, Canada

February 23, 2009

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the Consolidated Financial Statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the board of directors and shareholders on the Consolidated Financial Statements of Petro-Canada, dated February 23, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Calgary, Canada

February 23, 2009

64	PETRO-CANADA 2008 Annual Report

Consolidated Statement of Earnings

(stated in millions of Canadian dollars, except per share amounts)

For the years ended December 31,	2008	2007	2006
Revenue
Operating	$27,585	$21,710	$18,911
Investment and other income (expense) (Notes 6 and 8)	200	(460)	(242)
	27,785	21,250	18,669

Expenses
Crude oil and product purchases	14,507	10,291	9,649
Operating, marketing and general (Note 7)	3,877	3,552	3,180
Exploration (Note 17)	587	490	339
Depreciation, depletion and amortization (Notes 7, 9 and 17)	2,155	2,091	1,365
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	664	(246)	(1)
Interest	242	165	165
	22,032	16,343	14,697
Earnings from Continuing Operations Before Income Taxes	5,753	4,907	3,972

Provision for Income Taxes (Note 10)
Current	2,629	1,797	2,073
Future (Note 13)	(10)	377	311
	2,619	2,174	2,384
Net Earnings from Continuing Operations	3,134	2,733	1,588
Net Earnings from Discontinued Operations (Note 5)	–	–	152
Net Earnings	$3,134	$2,733	$1,740

Earnings per Share from Continuing Operations (Note 11)
Basic	$6.47	$5.59	$3.15
Diluted	$6.43	$5.53	$3.11

Earnings per Share (Note 11)
Basic	$6.47	$5.59	$3.45
Diluted	$6.43	$5.53	$3.41

Consolidated Statement of Comprehensive Income

(stated in millions of Canadian dollars)

For the years ended December 31,	2008	2007	2006
Net earnings	$3,134	$2,733	$1,740
Other comprehensive income (loss), net of tax
Change in foreign currency translation adjustment	214	(260)	363
Comprehensive income	$3,348	$2,473	$2,103

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements PETRO-CANADA	65

Consolidated Statement of Cash Flows

(stated in millions of Canadian dollars)

For the years ended December 31,	2008	2007	2006
Operating Activities
Net earnings	$3,134	$2,733	$1,740
Less: Net earnings from discontinued operations	–	–	152
Net earnings from continuing operations	3,134	2,733	1,588
Items not affecting cash flow from continuing operating activities:
Depreciation, depletion and amortization (Notes 7, 9 and 17)	2,155	2,091	1,365
Future income taxes (Note 13)	(10)	377	311
Accretion of asset retirement obligations (Note 22)	79	70	54
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	664	(246)	(1)
Gain on sale of assets (Notes 6 and 8)	(4)	(81)	(30)
Unrealized losses related to Buzzard derivative contracts (Note 27)	–	–	259
Other	91	9	18
Exploration expenses (Notes 13 and 17)	369	290	123
Settlement of Buzzard derivative contracts (Note 27)	–	(1,481)	–
(Increase) decrease in non-cash working capital related to continuing operating activities (Note 12)	44	(423)	(79)
Cash flow from continuing operating activities	6,522	3,339	3,608
Cash flow from discontinued operating activities (Note 5)	–	–	15
Cash flow from operating activities	6,522	3,339	3,623

Investing Activities
Expenditures on property, plant and equipment and exploration (Notes 13 and 17)	(6,344)	(3,988)	(3,435)
Proceeds from sale of assets (Notes 5 and 8)	250	183	688
Increase in other assets	(29)	(121)	(50)
Decrease in non-cash working capital related to investing activities (Note 12)	739	279	59
Cash flow used in investing activities	(5,384)	(3,647)	(2,738)

Financing Activities
Increase (decrease) in short-term notes payable (Note 20)	(109)	109	–
Proceeds from issue of long-term debt (Note 20)	1,482	995	–
Repayment of long-term debt (Note 20)	(998)	(7)	(7)
Proceeds from issue of common shares (Note 23)	21	37	44
Purchase of common shares (Note 23)	–	(839)	(1,011)
Dividends on common shares (Note 26)	(320)	(255)	(201)
Cash flow from (used in) financing activities	76	40	(1,175)
Increase (Decrease) in Cash and Cash Equivalents	$1,214	$(268)	$(290)
Cash and Cash Equivalents at Beginning of Year	$231	$499	$789
Cash and Cash Equivalents at End of Year (Note 15)	$1,445	$231	$499

See accompanying Notes to Consolidated Financial Statements

66	PETRO-CANADA Consolidated Financial Statements

Consolidated Balance Sheet

(stated in millions of Canadian dollars)

As at December 31,	2008	2007
Assets
Current Assets
Cash and cash equivalents (Note 15)	$1,445	$231
Accounts receivable (Note 14)	2,844	1,973
Income taxes receivable	–	280
Inventories (Notes 3 and 16)	1,289	668
Future income taxes (Notes 10 and 13)	25	26
	5,603	3,178
Property, Plant and Equipment, Net (Notes 8, 13 and 17)	23,485	19,497
Goodwill (Note 18)	852	731
Other Assets (Note 19)	437	446
	$30,377	$23,852
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$3,186	$3,512
Income taxes payable	1,018	–
Short-term notes payable (Note 20)	–	109
Current portion of long-term debt (Note 20)	3	2
	4,207	3,623
Long-Term Debt (Note 20)	4,746	3,339
Other Liabilities (Notes 13 and 21)	1,240	717
Asset Retirement Obligations (Note 21)	1,527	1,234
Future Income Taxes (Notes 3, 10 and 13)	3,182	3,069

Commitments and Contingent Liabilities (Note 28)
Shareholders’ Equity
Common shares (Note 23)	1,388	1,365
Contributed surplus (Note 23)	22	24
Retained earnings	14,062	10,692
Accumulated other comprehensive income (loss)
Foreign currency translation adjustment	3	(211)
	15,475	11,870
	$30,377	$23,852

Consolidated Statement of Retained Earnings

(stated in millions of Canadian dollars)

For the years ended December 31,	2008	2007	2006
Retained Earnings at Beginning of Year	$10,692	$8,557	$7,018
Cumulative effect of adopting new accounting standards (Note 3)	556	8	–
Net earnings	3,134	2,733	1,740
Dividends on common shares (Note 26)	(320)	(255)	(201)
Excess cost for normal course issuer bid (Note 23)	–	(351)	–
Retained Earnings at End of Year	$14,062	$10,692	$8,557

See accompanying Notes to Consolidated Financial Statements

Approved on behalf of the Board of Directors

Ron A. Brenneman	Brian F. MacNeill
Director	Director

Consolidated Financial Statements PETRO-CANADA	67

Notes to Consolidated Financial Statements

(stated in millions of Canadian dollars, unless otherwise stated)

Note 1   Summary of Significant Accounting Policies

a)      Basis of Presentation

The Consolidated Financial Statements include the accounts of Petro-Canada and all subsidiary companies (the “Company”) and are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Differences between Canadian and United States GAAP are explained in Note 30.

Substantially all of the Company's exploration and development activities are conducted jointly with others. Only the Company's proportionate interests in such activities are reflected in the Consolidated Financial Statements.

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingencies. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates used in the preparation of the financial statements include, but are not limited to, asset retirement obligations, income taxes, employee future benefits, the estimates of oil and natural gas reserves and related depreciation, depletion and amortization, and the valuation of goodwill.

b)      Revenue Recognition

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer. Revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners. Inter-segment sales are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer; these amounts are eliminated on consolidation.

International operations conducted pursuant to Exploration and Production Sharing Agreements (EPSAs) are reflected in the Consolidated Financial Statements based on the Company's working interest in such operations. Under the EPSAs, the Company and other non-governmental partners, if any, pay all exploration costs and a pro-rata share of costs to develop and operate the concessions. Each EPSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the joint venture partners and the government of each country. Cost Recovery Oil, Profit Oil and amounts in respect of all income taxes payable by the Company under the laws of the respective country are reported as sales revenue. All other government stakes, other than income taxes, are considered to be royalty interests.

c)      Transportation Costs

Transportation costs incurred to transport crude oil, natural gas and refined petroleum products to customers, which are included in operating, marketing and general expenses, are recognized when the product is delivered and the service is provided.

d)      Foreign Currency Translation

Monetary assets and liabilities are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. With the exception of items pertaining to self-sustaining operations, all property, plant and equipment and related depreciation, depletion and amortization are translated at rates of exchange in effect when the assets were acquired. All other assets, liabilities, revenue and expense items are translated into Canadian dollars at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

68	PETRO-CANADA Notes to Consolidated Financial Statements

Note 1   Summary of Significant Accounting Policies continued

d)      Foreign Currency Translation continued

The Company's International business segment and the U.S. Rockies upstream operations included in the North American Natural Gas business segment are operated on a self-sustaining basis. Assets and liabilities of these operations, including associated long-term debt, are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are presented as a separate component of other comprehensive income (loss) on the Consolidated Statement of Comprehensive Income.

e)      Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized, using substantively enacted income tax rates, based on the temporary differences between the carrying amounts of assets and liabilities reported in the financial statements and their respective tax bases. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period the change occurs.

f)       Earnings Per Share

Basic earnings per share are calculated by dividing the net earnings available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if stock options, excluding stock options with a cash payment alternative (CPA), were exercised. The treasury stock method is used in calculating diluted earnings per share, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period. A liability and expense is recorded for stock options with a CPA. Accordingly, the potential issuance of common shares associated with these stock options is not included in the calculation of diluted earnings per share.

g)      Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash in banks, less outstanding cheques, and short-term investments with a maturity of 90 days or less when purchased.

h)      Sale of Accounts Receivable

The transfers of accounts receivable are accounted for as sales, other than the retained interest, when the Company has surrendered control over the transferred receivables and received proceeds. Gains or losses are recognized as other income or expenses and are dependent upon the purchase discount as well as the previous carrying amount of the receivables transferred, which is allocated between the receivables sold and the retained interest, based on their relative fair values at the date of the transfer. Fair value is determined based on the present value of future expected cash flows.

i)       Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of crude oil and refined petroleum products is determined on a “first-in, first-out” (FIFO) basis (Note 3). Cost of other inventory is determined on an average cost basis. Costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition and location.

j)       Investments

Investments in companies over which the Company has significant influence are accounted for using the equity method.

Notes to Consolidated Financial Statements PETRO-CANADA	69

Note 1   Summary of Significant Accounting Policies continued

k)      Property, Plant and Equipment

Investments in exploration and development activities, including in situ oil sands activities, are accounted for using the successful efforts method. Under this method, the acquisition cost of unproved acreage is capitalized. Costs of exploratory wells are initially capitalized pending determination of proved reserves. Costs of wells, which are assigned proved reserves, remain capitalized, while costs of unsuccessful wells are charged to earnings. All other exploration costs, including geological and geophysical costs, are charged to earnings as incurred. Development costs, including the cost of all wells, are capitalized.

Acquisition, exploration and development of oil sands mining activities are capitalized when costs are recoverable and directly result in an identifiable future benefit.

The interest cost of debt attributable to the construction of major new facilities is capitalized during the construction period until the facilities are substantially complete. The amount of interest capitalized for the period is the product of the average accumulated capitalized costs, the Company's average corporate debt to equity ratio, and the weighted-average interest rate applicable to all borrowings outstanding during the period. Capitalized interest cannot exceed the actual interest incurred.

Producing properties and significant unproved properties, including oil sands properties (both mining and in situ) and other plant and equipment, are assessed annually, at minimum, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset. If required, the amount by which the carrying value of the asset exceeds its fair value is recorded as an impairment in depreciation, depletion and amortization expense.

Maintenance and repair costs, including planned major maintenance, are expensed as incurred, and improvements that increase capacity or extend the useful lives of assets are capitalized.

l)       Depreciation, Depletion and Amortization

Depreciation and depletion of capitalized costs of oil and gas producing properties, including in situ oil sands properties, are calculated using the unit of production method. Development and exploration drilling and equipment costs of oil and gas producing properties, including wells, gathering facilities, and central processing facilities of in situ oil sands activities, are depleted over the remaining proved developed reserves. Proved property acquisition costs are depleted over the remaining proved reserves.

Depreciation and depletion of capitalized costs of oil sands mining properties are calculated using the unit of production method. Acquisition costs are depleted over proved and probable reserves. All other oil sands mining assets, including extraction and upgrading facilities, are depleted over proved reserves.

Depreciation of other plant and equipment is provided on either the unit of production method or the straight line method, as appropriate. Straight line depreciation is based on the estimated service lives of the related assets, which range from three to 25 years.

Costs associated with significant development projects are not depleted until commencement of commercial production.

Depreciation, depletion and amortization rates for all capitalized costs associated with all of the Company's activities are reviewed, at least annually, or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

70	PETRO-CANADA Notes to Consolidated Financial Statements

Note 1   Summary of Significant Accounting Policies continued

m)     Asset Retirement Obligations

The fair values of estimated asset retirement obligations are recorded as liabilities when incurred and the associated cost is capitalized as part of the cost of the related asset. Over time, the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. The associated accretion is recorded in operating, marketing and general expense and the depreciation is included in depreciation, depletion and amortization expense. Changes in the estimated obligation resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and related asset. Actual expenditures incurred are charged against the accumulated obligation.

n)      Goodwill

Acquisitions are accounted for using the purchase method. Under this method, identifiable assets and liabilities are recorded at fair value as of the date of acquisition. Goodwill, which is not amortized, is the excess of the purchase price over such fair value and is assigned to the appropriate reporting units.

The carrying value of goodwill is assessed for impairment annually at year end, or more frequently as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

o)      Stock-Based Compensation

The Company maintains stock option, stock appreciation rights (SARs), performance share units (PSUs) and deferred share units (DSUs) plans as described in Note 24.

The Company accounts for stock options granted prior to 2003 based on the intrinsic value at the grant date, which does not result in a charge to earnings because the exercise price was equal to the market price at the grant date.

Stock options granted in 2003 are accounted for using the fair value method. Fair values are determined, at the grant date, using the Black-Scholes option-pricing model. The compensation expense associated with these options is charged to earnings over the vesting period with a corresponding increase in contributed surplus. When stock options are exercised, consideration paid and the associated contributed surplus are credited to common shares.

Stock options granted subsequent to 2003, all of which provide the holder the right to exercise the stock option or surrender the option for a cash payment, are accounted for based on the intrinsic value at each period end. A liability and expense are recorded over the vesting period in the amount by which the then current market price exceeds the option exercise price. When stock options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When stock options are exercised for common shares, consideration paid by the stock option holder and the previously recognized liability associated with the stock options are recorded as common shares.

SARs, which entitle the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the Company's shares on the date of surrender, are accounted for based on the intrinsic value at each period. A liability and expense are recorded over the vesting period in the amount by which the then current market price exceeds the exercise price of the SARs.

The compensation cost for a stock-based award that is attributable to an employee who is eligible to retire at the grant date is recognized on the grant date if the employee can retire from the Company at any point and the ability to exercise the award does not depend on continued service. The compensation expense associated with stock-based awards granted to employees who will become eligible to retire during the vesting period is recognized over the period from the grant date to the date the employee becomes eligible to retire.

Notes to Consolidated Financial Statements PETRO-CANADA	71

Note 1   Summary of Significant Accounting Policies continued

o)      Stock-Based Compensation continued

PSUs are accounted for on a mark-to-market basis over the term of the PSUs whereby a liability and expense are recorded based on the number of PSUs outstanding, the current market price of the Company's shares and the Company's current total shareholder return relative to a peer group of North American industry competitors.

DSUs are accounted for on a mark-to-market basis whereby a liability and expense are recorded each period based on the number of DSUs outstanding and the current market price of the Company's shares.

p)      Employee Future Benefits

The Company's employee future benefit programs consist of both defined benefit and defined contribution pension plans, as well as other post-retirement benefits as described in Note 25.

The costs of pensions and other post-retirement benefits are actuarially determined using the projected benefit method, pro-rated based on service and using management's best estimate of expected plan investment performance, discount rates, salary escalation, retirement ages of employees and expected health and dental care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. The accrued benefit obligation is discounted using a market rate of interest at the end of the year on high quality corporate debt instruments. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees.

Company contributions to the defined contribution plan are expensed as incurred.

q)      Financial Instruments

All financial instruments are initially recognized at fair value on the balance sheet. The Company has classified each financial instrument into one of the following categories: held-for-trading financial assets and liabilities, loans and receivables, held-to-maturity financial assets, and other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

Held-for-trading financial assets and liabilities are subsequently measured at fair value with changes in those fair values recognized in net earnings.

Loans and receivables, held-to-maturity financial assets and other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The Company classifies cash and cash equivalents as held-for-trading financial assets, accounts receivable as loans and receivables, and accounts payable and accrued liabilities, short-term notes payable and long-term debt as other financial liabilities.

The Company combines transaction costs and premiums or discounts directly attributable to the issuance of long-term debt with the fair value of the debt and amortizes these amounts to earnings using the effective interest method.

The Company classifies financial instruments that are derivative contracts as held-for-trading financial assets and liabilities unless designated as effective hedges.

r)       Hedging and Derivatives

The Company may use derivative contracts to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates and commodity prices. These derivative contracts are not used for speculative purposes. The Company maintains a system of controls that includes a policy covering the authorization, reporting and monitoring of derivative activity.

72	PETRO-CANADA Notes to Consolidated Financial Statements

Note 1   Summary of Significant Accounting Policies continued

r)       Hedging and Derivatives continued

Derivative contracts that are not designated as hedges for accounting purposes are recorded on the Consolidated Balance Sheet at fair value with any resulting gain or loss recognized in investment and other income (expense) on the Consolidated Statement of Earnings.

The Company formally documents all derivative contracts designated as hedges, the risk management objective and the strategy for undertaking the hedge.

For designated cash flow hedges, the portion of the gain (loss) on the hedging item that is deemed to be effective is recognized in other comprehensive income (loss), net of tax, on the Consolidated Statement of Comprehensive Income, and is then reclassified to the Consolidated Statement of Earnings in the same period or periods during which the hedged item affects net earnings. The portion of the gain (loss) that is deemed to be ineffective is recognized immediately in net earnings in the period in which it occurs.

For designated fair value hedges, both the hedging item and the underlying hedged item are measured at fair value. Changes in the fair value of both items are recognized immediately in net earnings in the period in which they occur.

The Company assesses, both at inception and over the term of the hedging relationship, whether the derivative contracts used in the hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items. If a derivative contract ceases to be effective or is terminated, hedge accounting is discontinued. Any gains (losses) relating to terminated cash flow hedges included in other comprehensive income (loss) are typically reclassified to net earnings in the period in which the cash flow hedge is terminated.

Note 2   International Financial Reporting Standards

During 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes. The required changeover date is for fiscal years beginning on or after January 1, 2011. At this time, the impact on the Company's Consolidated Financial Statements is not reasonably determinable.

Note 3   Changes in Accounting Policies

On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments — Disclosures; and Section 3863, Financial Instruments — Presentation.

As a result of adopting CICA Section 1535, Capital Disclosures, the Company now discloses details about its capital management strategy (Note 26).

As a result of adopting CICA Section 3031, Inventories, the Company now assigns costs to its crude oil and refined petroleum products inventories on a FIFO basis. Previously, costs were assigned to these inventories on a “last-in, first-out” (LIFO) basis. In accordance with the transitional provisions of this new accounting standard, the Company has elected to adjust 2008 opening retained earnings by the difference in the measurement of 2008 opening inventory and has not restated prior period amounts. As such, the following balance sheet categories were impacted on January 1, 2008:

Notes to Consolidated Financial Statements PETRO-CANADA	73

Note 3   Changes in Accounting Policies continued

Increase
Inventories	$812
Future income taxes liability	256
Retained earnings	556

As a result of adopting CICA Section 3862, Financial Instruments — Disclosures, the Company has expanded its financial risks and financial instruments disclosures (Note 27).

There is no other material impact on the Consolidated Financial Statements for adoption of these new standards.

Note 4   Segmented Information from Continuing Operations

The Company is an integrated oil and gas company with activities spanning both the upstream and downstream sectors of the industry. The Company conducts its business through five major operating business segments along with Shared Services. Upstream activities are conducted through four business segments, which include North American Natural Gas, Oil Sands, East Coast Canada and International. Downstream operations comprise the fifth business segment.

Upstream operations include the exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids and oil sands. The North American Natural Gas segment includes activity in Western Canada, the U.S. Rockies, the Mackenzie Delta/Corridor, and Alaska. The Oil Sands segment includes interests in the Syncrude oil sands mining operation, the MacKay River in situ oil sands operation, and the Fort Hills oil sands project. The East Coast Canada segment comprises activity offshore Newfoundland and Labrador, and includes interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields. The International segment includes activity in the United Kingdom (U.K.), the Netherlands, Trinidad and Tobago, Libya and Syria.

The Downstream business segment includes the purchase and sale of crude oil, the refining of crude oil products and the distribution and marketing of these and other purchased products.

Financial information by business segment is presented in the following table as though each segment was a separate business entity. Inter-segment transfers of products, which are accounted for at market value, are eliminated on consolidation. Shared Services includes investment income, interest expense, gains or losses on foreign currency translation, including unrealized gains or losses on foreign currency denominated long-term debt, and general corporate revenue and expenses. Shared Services assets are principally cash and cash equivalents and other general corporate assets.

Eliminations includes sales between segments and unrealized inter-segment profits and losses on inventories. These figures were previously included in Shared Services.

74	PETRO-CANADA Notes to Consolidated Financial Statements

Note 4   Segmented Information from Continuing Operations continued

	Upstream
	North American Natural Gas			Oil Sands
	2008	2007	2006	2008	2007	2006
Revenue[1]
Sales to customers	$1,931	$1,347	$1,504	$1,915	$611	$592
Investment and other income (expense)[2]	(121)	66	6	10	(2)	–
Inter-segment sales	421	324	349	1,510	1,065	822
Segmented revenue	2,231	1,737	1,859	3,435	1,674	1,414
Expenses
Crude oil and product purchases[3]	461	240	256	1,796	524	425
Inter-segment transactions	7	10	5	40	13	31
Operating, marketing and general	545	491	462	913	595	508
Exploration	147	192	150	13	28	21
Depreciation, depletion and amortization	575	584	402	202	149	128
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	–	–	–	–	–	–
Interest	–	–	–	–	–	–
	1,735	1,517	1,275	2,964	1,309	1,113
Earnings (loss) from continuing operations before income taxes	496	220	584	471	365	301
Provision for income taxes
Current	118	183	351	97	(13)	(53)
Future	34	(154)	(172)	40	62	109
	152	29	179	137	49	56
Net earnings (loss) from continuing operations	$344	$191	$405	$334	$316	$245
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$1,023	$866	$788	$1,063	$779	$377
Other assets	–	7	5	29	69	1
	$1,023	$873	$793	$1,092	$848	$378
Cash flow from (used in) continuing operating activities	$1,055	$725	$651	$622	$512	$499
Total assets from continuing operations	$4,605	$4,119	$4,151	$4,566	$3,659	$2,885

1       There were no customers that represented 10% or more of the Company's consolidated revenues for the periods presented.

2       Investment and other income (expense) for the International segment includes $nil (2007 – $535 million; 2006 – $259 million) of losses related to the Buzzard derivative contracts (Note 27).

3       Downstream crude oil and product purchases account for substantially all of the Downstream inventories recognized as an expense for the periods presented.

Notes to Consolidated Financial Statements PETRO-CANADA	75

Note 4   Segmented Information from Continuing Operations continued

	Upstream
	International & Offshore
	East Coast Canada			International
	2008	2007	2006	2008	2007	2006
Revenue[1]
Sales to customers	$2,605	$2,708	$2,004	$4,892	$3,697	$2,464
Investment and other income (expense)[2]	20	(18)	–	164	(549)	(283)
Inter-segment sales	789	477	298	12	–	–
Segmented revenue	3,414	3,167	2,302	5,068	3,148	2,181
Expenses
Crude oil and product purchases[3]	770	736	452	–	–	–
Inter-segment transactions	8	8	9	–	–	–
Operating, marketing and general	254	228	245	460	526	350
Exploration	1	13	12	426	257	156
Depreciation, depletion and amortization	389	410	237	663	640	323
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	–	–	–	–	–	–
Interest	–	–	–	–	–	–
	1,422	1,395	955	1,549	1,423	829
Earnings (loss) from continuing operations before income taxes	1,992	1,772	1,347	3,519	1,725	1,352
Provision for income taxes
Current	647	653	434	2,163	848	1,248
Future	(23)	(110)	(21)	(328)	503	310
	624	543	413	1,835	1,351	1,558
Net earnings (loss) from continuing operations	$1,368	$1,229	$934	$1,684	$374	$(206)
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$276	$159	$256	$2,115	$762	$760
Other assets	–	2	–	–	–	–
	$276	$161	$256	$2,115	$762	$760
Cash flow from (used in) continuing operating activities	$1,850	$1,491	$1,129	$2,380	$220	$840
Total assets from continuing operations	$2,149	$2,345	$2,465	$8,277	$5,180	$6,031

1       There were no customers that represented 10% or more of the Company's consolidated revenues for the periods presented.

2       Investment and other income (expense) for the International segment includes $nil (2007 – $535 million; 2006 – $259 million) of losses related to the Buzzard derivative contracts (Note 27).

3       Downstream crude oil and product purchases account for substantially all of the Downstream inventories recognized as an expense for the periods presented.

76	PETRO-CANADA Notes to Consolidated Financial Statements

Note 4   Segmented Information from Continuing Operations continued

	Downstream			Shared Services
	2008	2007	2006	2008	2007	2006
Revenue[1]
Sales to customers	$16,242	$13,347	$12,347	$–	$–	$–
Investment and other income (expense)[2]	38	(12)	19	89	55	16
Inter-segment sales	15	18	15	–	–	–
Segmented revenue	16,295	13,353	12,381	89	55	16
Expenses
Crude oil and product purchases[3]	11,580	8,787	8,517	–	–	–
Inter-segment transactions	2,692	1,853	1,439	–	–	–
Operating, marketing and general	1,761	1,525	1,495	(56)	187	120
Exploration	–	–	–	–	–	–
Depreciation, depletion and amortization	325	299	262	1	9	13
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	–	–	–	664	(246)	(1)
Interest	–	–	–	242	165	165
	16,358	12,464	11,713	851	115	297
Earnings (loss) from continuing operations before income taxes	(63)	889	668	(762)	(60)	(281)
Provision for income taxes
Current	(294)	232	141	(102)	(106)	(48)
Future	231	28	54	41	49	31
	(63)	260	195	(61)	(57)	(17)
Net earnings (loss) from continuing operations	$–	$629	$473	$(701)	$(3)	$(264)
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$1,834	$1,396	$1,229	$33	$26	$24
Other assets	–	30	22	–	13	22
	$1,834	$1,426	$1,251	$33	$39	$46
Cash flow from (used in) continuing operating activities	$464	$994	$835	$151	$(603)	$(346)
Total assets from continuing operations	$10,057	$7,989	$6,649	$734	$563	$464

1	There were no customers that represented 10% or more of the Company's consolidated revenues for the periods presented.
2	Investment and other income (expense) for the International segment includes $nil (2007 – $535 million; 2006 – $259 million) of losses related to the Buzzard derivative contracts (Note 27).
3	Downstream crude oil and product purchases account for substantially all of the Downstream inventories recognized as an expense for the periods presented.

Notes to Consolidated Financial Statements PETRO-CANADA	77

Note 4   Segmented Information from Continuing Operations continued

	Eliminations			Consolidated
	2008	2007	2006	2008	2007	2006
Revenue[1]
Sales to customers	$–	$–	$–	$27,585	$21,710	$18,911
Investment and other income (expense)[2]	–	–	–	200	(460)	(242)
Inter-segment sales	(2,747)	(1,884)	(1,484)	–	–	–
Segmented revenue	(2,747)	(1,884)	(1,484)	27,785	21,250	18,669
Expenses
Crude oil and product purchases[3]	(100)	4	(1)	14,507	10,291	9,649
Inter-segment transactions	(2,747)	(1,884)	(1,484)	–	–	–
Operating, marketing and general	–	–	–	3,877	3,552	3,180
Exploration	–	–	–	587	490	339
Depreciation, depletion and amortization	–	–	–	2,155	2,091	1,365
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	–	–	–	664	(246)	(1)
Interest	–	–	–	242	165	165
	(2,847)	(1,880)	(1,485)	22,032	16,343	14,697
Earnings (loss) from continuing operations before income taxes	100	(4)	1	5,753	4,907	3,972
Provision for income taxes
Current	–	–	–	2,629	1,797	2,073
Future	(5)	(1)	–	(10)	377	311
	(5)	(1)	–	2,619	2,174	2,384
Net earnings (loss) from continuing operations	$105	$(3)	$1	$3,134	$2,733	$1,588
Capital and exploration expenditures from continuing operations
Property, plant and equipment and exploration expenditures	$–	$–	$–	$6,344	$3,988	$3,434
Other assets	–	–	–	29	121	50
	$–	$–	$–	$6,373	$4,109	$3,484
Cash flow from (used in) continuing operating activities	$–	$–	$–	$6,522	$3,339	$3,608
Total assets from continuing operations	$(11)	$(3)	$1	$30,377	$23,852	$22,646

1	There were no customers that represented 10% or more of the Company's consolidated revenues for the periods presented.
2	Investment and other income (expense) for the International segment includes $nil (2007 – $535 million; 2006 – $259 million) of losses related to the Buzzard derivative contracts (Note 27).
3	Downstream crude oil and product purchases account for substantially all of the Downstream inventories recognized as an expense for the periods presented.

78	PETRO-CANADA Notes to Consolidated Financial Statements

Note 4   Segmented Information from Continuing Operations continued

Geographic Information from Continuing Operations

	2008		2007		2006
	Revenues	Total Assets	Revenues	Total Assets	Revenues	Total Assets
Canada	$22,317	$19,942	$17,897	$17,020	$16,295	$14,736
Foreign[1]	5,468	10,435	3,353	6,832	2,374	7,910
	$27,785	$30,377	$21,250	$23,852	$18,669	$22,646

1  Foreign total assets include $2,767 million relating to assets in the U.K. (2007 – $3,185 million; 2006 – $3,692 million).

Note 5   Discontinued Operations

In January 2006, the Company completed the sale of its producing assets in Syria for net proceeds of $640 million, resulting in a gain on sale of $134 million.

The accounting for discontinued operations results in a reduction of the Consolidated Statement of Earnings balances as follows:

	2008	2007	2006
Revenue
Operating	$–	$–	$34
Investment and other income (expense)[1]	–	–	134
	–	–	168
Expenses
Operating, marketing and general	–	–	6
	–	–	6
Earnings from discontinued operations before income taxes	–	–	162
Provision for income taxes	–	–	10
Net earnings from discontinued operations	$–	$–	$152

1  2006 investment and other income (expense) includes the gain on sale of $134 million.

Note 6   Investment and Other Income (Expense)

Investment and other income (expense) consists of the following amounts:

	2008	2007	2006
Foreign exchange gains (losses)	$128	$(10)	$(41)
Gain on sale of assets (Note 8)	4	81	30
Losses related to Buzzard derivative contracts (Note 27)	–	(535)	(259)
Gain (loss) on Downstream derivative contracts	24	(26)	2
Other	44	30	26
Total investment and other income (expense)	$200	$(460)	$(242)

Notes to Consolidated Financial Statements PETRO-CANADA	79

Note 7   Fort Hills Project

Project Status

In November 2008, the Company and its partners, UTS Energy Corporation (UTS) and Teck Cominco Limited (Teck), announced that the preliminary results from the Fort Hills project front-end engineering and design (FEED) work suggest that estimated costs have risen considerably and, therefore, a final investment decision (FID) on both the mining and upgrading portions of the project will be deferred until a cost estimate consistent with the current market environment can be established. As a result, the Company has recognized an $87 million ($64 million after-tax) impairment charge on certain property, plant and equipment and expenses of $129 million ($92 million after-tax) to reflect the termination or suspension of some agreements for the receipt of goods and services.

The impairment charge is included in depreciation, depletion and amortization expense and the goods and services agreements termination expenses are included in operating, marketing and general expense, both on the Consolidated Statement of Earnings.

Increase in Working Interest

In November 2007, the Company finalized an agreement to acquire an additional 5% working interest in the Fort Hills project, bringing the Company's total working interest to 60%. To pay for this incremental investment, the Company is funding $375 million of expenditures in excess of its working interest. The acquisition cost was discounted using the Company's estimated cost of debt at the time of acquisition and an estimated payout pattern for the funding. This payout pattern was revised in December 2008 due to the deferral of the FID. At December 31, 2008, $349 million of the discounted acquisition cost was outstanding, with $43 million (December 31, 2007 – $18 million) recorded in accounts payable and accrued liabilities and $306 million (December 31, 2007 – $329 million) recorded in other liabilities.

Note 8  Sale of Assets

In August 2008, the Company completed the sale of its pre-development assets in Denmark, which are a part of the Company's International business segment, for net proceeds of $140 million, resulting in a gain on sale of $107 million ($82 million after-tax) (Note 18).

In June 2008, the Company completed the sale of its Minehead assets in Western Canada, which are a part of the Company's North American Natural Gas business segment, resulting in a loss on sale of $153 million ($112 million after-tax).

The gains and losses on the sales of these assets are included in investment and other income (expense) on the Consolidated Statement of Earnings.

Note 9  Asset Write-Downs

In December 2007, the Company recognized a $150 million ($97 million after-tax) impairment expense due to a write-down of its coal bed methane assets in the U.S. Rockies' Powder River Basin. The assets were written down to management's best estimate of fair value based on a discounted future cash flow valuation. These assets form part of the Company's North American Natural Gas business segment.

The impairment expense is included in depreciation, depletion and amortization expense on the Consolidated Statement of Earnings.

80	PETRO-CANADA Notes to Consolidated Financial Statements

Note 10    Income Taxes

The computation of the provision for income taxes is as follows:

	2008	2007	2006
Earnings from continuing operations before income taxes	$5,753	$4,907	$3,972
Add (deduct):
Non-deductible royalties and other payments to provincial governments, net	–	–	61
Resource allowance	–	–	(158)
Non-taxable foreign exchange	448	(126)	(1)
Other	(33)	(26)	(24)
Earnings from continuing operations as adjusted before income taxes	$6,168	$4,755	$3,850
Canadian federal income tax rate	38.0%	38.0%	38.0%
Income tax on earnings from continuing operations as adjusted at Canadian federal income tax rate	$2,344	$1,807	$1,463
Provincial income taxes	295	372	295
Federal – abatement and other credits	(452)	(446)	(262)
Current income tax increase due to Canadian federal and provincial reassessments and proposed reassessments	38	–	70
Future income tax decrease due to Canadian rate changes	(26)	(155)	(63)
Future income tax increase (decrease) due to foreign rate changes	3	(36)	242
Future income tax decrease due to ratification of Libya EPSAs	(230)	–	–
Higher foreign income tax rates	691	622	627
Income tax credits and other	(44)	10	12
Provision for income taxes	$2,619	$2,174	$2,384
Effective income tax rate on earnings from continuing operations before income taxes	45.5%	44.3%	60.0%

The provision for income taxes is comprised of:

	2008	2007	2006
Current
Canadian	$428	$257	$801
Foreign	2,201	1,541	1,272
Future
Canadian	265	443	62
Foreign (Note 13)	(275)	(67)	249
Total provision for income taxes	$2,619	$2,174	$2,384

The provisions for current and future income taxes include tax recoveries (expenses), which are largely due to future income tax recoveries on ratification of the Libya EPSAs and changes to income tax rates. These amounts have been allocated to the business segments as follows:

	2008	2007	2006
North American Natural Gas	$–	$8	$6
Oil Sands	2	62	44
International & Offshore
East Coast Canada	2	52	37
International[1] (Note 13)	227	30	(306)
Downstream	2	34	41
Shared Services[2]	(18)	5	(71)
	$215	$191	$(249)
1

Included in the International's $227 million income tax recovery for 2008 is a $230 million future income tax recovery recognized on ratification of the Libya EPSAs. Included in International's $306 million income tax expense for 2006 is a $242 million increase in the future income tax provision due to an increase in the U.K. supplemental corporate income tax rate and the resulting impact of qualifying capital expenditures being deducted at the increased rate.

2

Included in the Shared Services' $71 million income tax expense for 2006 is a $70 million increase in the provision for current income taxes due to the Quebec government enacting retroactive tax legislation.

Notes to Consolidated Financial Statements PETRO-CANADA	81

Note 10                   Income Taxes continued

The following table summarizes the temporary differences that give rise to the net future income tax assets and liabilities:

	2008	2007
Future income tax liabilities
Property, plant and equipment	$3,346	$3,626
Partnership income[1]	473	362
Other assets	71	78
Future income tax assets
Asset retirement obligations and other liabilities	(577)	(495)
Inventories	–	(256)
Other	(156)	(272)
Net future income tax liability	3,157	3,043
Less: Current future income tax asset	(25)	(26)
Future income tax liability	$3,182	$3,069

1         Taxable income for certain Canadian upstream activities is generated by a partnership and the related taxes will be included in current income taxes in the next year.

Deferred distribution taxes associated with International business operations have not been recorded. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense.

Complex income tax issues, which involve interpretations of continually changing regulations, are encountered in computing the provision for income taxes. Management believes that adequate provisions have been made for all such outstanding issues and that the resolution of these issues would not materially affect the financial position or results of operations of the Company.

Note 11                   Earnings per Share

The weighted-average number of common shares outstanding used in the calculations of basic and diluted earnings per share from continuing operations and earnings per share, assuming that all dilutive outstanding stock options were exercised, was:

(millions)	2008	2007	2006
Weighted-average number of common shares outstanding – basic	484.1	489.0	503.9
Effect of dilutive stock options	3.6	5.0	6.0
Weighted-average number of common shares outstanding – diluted	487.7	494.0	509.9

There were no stock options, not including stock options with a CPA (Note 1 (f)), excluded from the diluted earnings per share from continuing operations and earnings per share calculations. Stock options are excluded when the exercise price exceeds the average share price in a respective period.

82	PETRO-CANADA Notes to Consolidated Financial Statements

Note 12                   Cash Flow Information

Changes in Non-Cash Working Capital

Non-cash working capital is comprised of current assets and current liabilities, other than cash and cash equivalents and the current portion of long-term debt.

The (increase) decrease in non-cash working capital is comprised of:

	2008	2007	2006
Operating activities from continuing operations
Accounts receivable	$(871)	$(373)	$17
Inventories	(621)	(36)	(36)
Accounts payable and accrued liabilities	(326)	77	365
Income taxes payable	1,298	(302)	(60)
Current portion of long-term liabilities and other	564	211	(365)
	$44	$(423)	$(79)
Investing activities
Accounts payable and accrued liabilities	$762	$120	$138
Other liabilities	(23)	159	(79)
	$739	$279	$59

Cash Payments

Cash payments from continuing operations for interest and income taxes were as follows:

	2008	2007	2006
Interest	$274	$186	$194
Income taxes	$1,475	$2,074	$2,149

Note 13                   Libya Exploration and Production Sharing Agreements

On June 19, 2008, the Company signed six new EPSAs with the Libya National Oil Corporation (NOC) to convert its existing concession agreements and old EPSA into new EPSA IV agreements. The new EPSAs were ratified as of the signing, with an effective date of January 1, 2008. Earnings on properties covered by the old agreements were adjusted based on the financial terms of the new EPSAs for the period from January 1, 2008 until ratification. The new EPSAs have an expected duration of 30 years and enable the Company to implement jointly with the NOC the redevelopment of major fields and conduct a 100% operated exploration program in the Libya Sirte Basin.

As part of the ratification, the Company agreed to pay a signature bonus of $1 billion US in several instalments, with the first instalment of $500 million US paid on July 17, 2008 and the remaining instalments to be paid through 2013.

This cost was discounted to $954 million based on this payout schedule using the Company's estimated cost of debt at the time of acquisition. At December 31, 2008, $554 million of the discounted signature bonus cost was outstanding, with $30 million recorded in accounts payable and accrued liabilities and $524 million recorded in other liabilities.

Net earnings for the year ended December 31, 2008 includes a $230 million future income tax recovery, which the Company recognized on ratification of the new EPSAs on June 19, 2008.

Notes to Consolidated Financial Statements PETRO-CANADA	83

Note 14                   Securitization Program

On June 24, 2004, the Company entered into a securitization program, expiring on June 24, 2009, to sell an undivided interest of eligible accounts receivable up to $500 million to a third party on a revolving and fully serviced basis. The service liability has been estimated to be insignificant.

During the year ended December 31, 2008, the Company suspended all sales of receivables to the program and remitted all funds for receivables previously sold. As at December 31, 2008, there were no outstanding receivables sold under the program. As at December 31, 2007, $480 million of outstanding accounts receivable had been sold under the program for net proceeds of $479 million.

Note 15                   Cash and Cash Equivalents

	2008	2007
Cash	$204	$47
Short-term investments	1,241	184
	$1,445	$231

Note 16                   Inventories

	2008	2007
Crude oil and refined petroleum products (Note 3)	$1,111	$484
Materials and supplies	178	184
	$1,289	$668

Note 17                   Property, Plant and Equipment

	2008				2007		2008	2007
	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Cost	Accumulated Depreciation, Depletion and Amortization	Net	Expenditures on Property, Plant and Equipment[1]
North American Natural Gas	$8,210	$4,141	$4,069	$7,310	$3,536	$3,774	$925	$736
Oil Sands	5,317	1,124	4,193	4,359	1,011	3,348	1,058	759
International & Offshore
East Coast Canada	4,308	2,389	1,919	4,059	2,003	2,056	276	155
International	7,568	2,045	5,523	5,689	1,605	4,084	1,849	626
Downstream	10,971	3,270	7,701	9,174	3,000	6,174	1,834	1,396
Shared Services	556	476	80	542	481	61	33	26
	$36,930	$13,445	$23,485	$31,133	$11,636	$19,497	$5,975	$3,698

1       Exploration expenses, excluding general and administrative and geological and geophysical expenses, of $369 million (2007 – $290 million; 2006 – $123 million) are reported in expenditures on property, plant and equipment and exploration under investing activities on the Consolidated Statement of Cash Flows.

Property, plant and equipment net cost includes asset retirement costs of $787 million (December 31, 2007 – $591 million).

Interest capitalized during 2008 amounted to $37 million (2007 – $30 million; 2006 – $51 million).

84	PETRO-CANADA Notes to Consolidated Financial Statements

Note 17                   Property, Plant and Equipment continued

Costs of work in progress and assets under construction, which are not currently being depreciated or depleted, were as follows:

	2008	2007
North American Natural Gas	$51	$21
Oil Sands	1,538	1,039
International & Offshore
East Coast Canada	225	120
International	829	323
Downstream	751	2,151
	$3,394	$3,654

As at December 31, 2008, capital leases at a net cost of $52 million (December 31, 2007 – $56 million) and $18 million (December 31, 2007 – $21 million) are included in the assets of East Coast Canada and Oil Sands, respectively (Note 20).

Note 18                   Goodwill

The following table summarizes the changes in goodwill:

	2008			2007
	North American Natural Gas	International	Total	North American Natural Gas	International	Total
Goodwill at beginning of year	$144	$587	$731	$169	$632	$801
Foreign exchange	34	102	136	(25)	(45)	(70)
Other[1]	–	(15)	(15)	–	–	–
Goodwill at end of year	$178	$674	$852	$144	$587	$731

1      Other represents the carrying amount of goodwill related to the pre-development assets in Denmark sold during 2008 (Note 8).

Note 19                   Other Assets

	2008	2007
Investments	$88	$81
Accrued pension asset (Note 25)	142	168
Other long-term assets	207	197
	$437	$446

Notes to Consolidated Financial Statements PETRO-CANADA	85

Note 20                   Long-Term Debt

	Maturity	2008	2007
Debentures and notes
6.80% unsecured senior notes ($900 million US)	2038	$1,090	$–
5.95% unsecured senior notes ($600 million US)	2035	719	577
5.35% unsecured senior notes ($300 million US)[1]	2033	320	248
7.00% unsecured debentures ($250 million US)	2028	296	237
7.875% unsecured debentures ($275 million US)	2026	332	267
9.25% unsecured debentures ($300 million US)	2021	365	294
6.05% unsecured senior notes ($600 million US)	2018	729	–
5.00% unsecured senior notes ($400 million US)[2]	2014	485	391
4.00% unsecured senior notes ($300 million US)[1]	2013	351	275
Syndicated credit facilities	2013	–	995
Capital leases (Note 17)[3]	2009-2022	62	57
		4,749	3,341
Current portion		(3)	(2)
		$4,746	$3,339

1       In anticipation of issuing these senior notes, the Company entered into interest rate derivatives, which resulted in effective interest rates of 6.073% for the 5.35% notes due in 2033 and 4.838% for the 4.00% notes due in 2013. These derivatives were settled in 2003.

2       These senior notes were issued by PC Financial Partnership, a wholly-owned finance subsidiary of Petro-Canada. Petro-Canada has fully and unconditionally guaranteed these senior notes.

3       The Company is party to one transportation and one time-charter agreement that are accounted for as capital leases and have implicit rates of interest of 14.65% and 11.90%, respectively. The aggregate remaining repayments under the transportation and time-charter agreements are $62 million, including the following amounts in the next five years: 2009 – $3 million; 2010 – $3 million; 2011 – $4 million; 2012 – $4 million; and 2013 – $5 million.

Interest on long-term debt and short-term notes payable, net of capitalized interest, was $234 million in 2008 (2007 – $151 million; 2006 – $152 million). Interest is paid semi-annually. All debentures and senior notes are repayable in full upon maturity.

Except as discussed in footnote 1 above, the fixed interest rate on all debentures and senior notes approximates the effective interest rate.

During the year, the Company filed a final shelf prospectus for the offering of up to $4 billion US of debt securities with the securities commission or equivalent regulatory authority in each of the provinces and territories of Canada and the United States. The Company completed a public offering of debt securities under this prospectus in the form of $600 million US 6.05% 10-year unsecured senior notes due May 15, 2018 and $900 million US 6.80% 30-year unsecured senior notes due May 15, 2038. The net proceeds of this offering were used to repay the Company's short-term notes payable and indebtedness outstanding under its syndicated credit facilities. The balance was added to the Company's working capital to fund future capital expenditures.

At December 31, 2008, the Company had in place revolving, committed syndicated credit facilities totalling $3,570 million (December 31, 2007 – $2,200 million), which mature in 2013, and revolving bilateral demand credit facilities of $777 million (December 31, 2007 – $1,500 million). During 2008, the Company had drawings on its syndicated credit facilities and its demand credit facilities in the form of Canadian and U.S. dollar Bankers' Acceptances. However, as of December 31, 2008, the Company had repaid all amounts previously drawn on its syndicated and demand credit facilities. The weighted-average interest rate for Bankers' Acceptances outstanding over the course of 2008 was 4.7% (2007 – 5.1%) for the syndicated credit facilities and 4.4% (2007 – 5.0%) for the demand credit facilities. At December 31, 2008, a total of $348 million of the credit facilities was used for letters of credit and overdraft coverage.

Subsequent to December 31, 2008, the Company put in place a bilateral committed credit facility in the amount of $244 million.

86	PETRO-CANADA Notes to Consolidated Financial Statements

Note 21    Other Liabilities

	2008	2007
Fort Hills purchase obligation (Note 7)	$306	$329
Libya EPSAs signature bonus (Note 13)	524	–
Post-retirement benefits (Note 25)	206	193
Other long-term liabilities	204	195
	$1,240	$717

Note 22    Asset Retirement Obligations

Asset retirement obligations are recorded for obligations where the Company will be required to retire tangible long-lived assets such as well sites, offshore production platforms, natural gas processing plants and marketing sites.

The following table summarizes the changes in the asset retirement obligations:

	2008	2007
Asset retirement obligations at beginning of year	$1,283	$1,237
Obligations incurred	219	74
Changes in estimates	67	5
Obligations settled	(67)	(56)
Accretion expense	79	70
Foreign exchange	(7)	(47)
Asset retirement obligations at end of year	1,574	1,283
Less: Current portion	(47)	(49)
	$1,527	$1,234

In determining the fair value of the asset retirement obligations, the estimated cash flows of new obligations incurred during the year have been discounted at 7.5% (2007 – 6.5%). The total undiscounted amount of the estimated cash flows required to settle the obligations is $5,389 million (2007 – $4,136 million). The obligations will be settled on an ongoing basis over the useful lives of the operating assets, which extend up to 50 years in the future. The current portion of asset retirement obligations is included in accounts payable and accrued liabilities.

Note 23    Shareholders’ Equity

Authorized

The authorized share capital is comprised of an unlimited number of:

a)     Preferred shares issuable in series designated as Senior Preferred Shares

b)     Preferred shares issuable in series designated as Junior Preferred Shares

c)     Common shares without par value

Notes to Consolidated Financial Statements PETRO-CANADA	87

Note 23    Shareholders’ Equity continued

Issued and Outstanding

Changes in common shares and contributed surplus were as follows:

	2008			2007
	Shares	Amount	Contributed Surplus	Shares	Amount	Contributed Surplus
Balance at beginning of year	483,459,119	$1,365	$24	497,538,385	$1,366	$469
Issued under employee stock-option and share purchase plans	1,138,348	23	(2)	1,918,734	43	(1)
Repurchased under normal course issuer bid	–	–	–	(15,998,000)	(44)	(444)
Balance at end of year	484,597,467	$1,388	$22	483,459,119	$1,365	$24

The Company has a normal course issuer bid (NCIB) program for the repurchase of its outstanding common shares. This program was renewed in June 2008 to repurchase up to 24 million outstanding common shares during the period from June 22, 2008 to June 21, 2009, subject to certain conditions. During 2008, the Company did not repurchase any common shares. During 2007, the Company repurchased 15,998,000 common shares at an average price of $52.42 per common share for a total cost of $839 million, with the excess of the purchase price over the carrying amount of the shares repurchased recorded as a $444 million reduction of contributed surplus and a $351 million reduction of retained earnings.

Note 24    Stock-Based Compensation

Stock Options

The Company maintains a stock option plan whereby options can be granted to officers and certain employees for up to 57 million common shares. Stock options have a term of 10 years if granted prior to 2004 and seven years if granted subsequent to 2003. All stock options vest over periods of up to four years and are exercisable at the market prices for the shares on the dates that the options were granted.

In 2004, the Company amended the option plan to provide the holder of stock options granted subsequent to 2003 the alternative to exercise these options as a CPA. Where the CPA is chosen, vested options can be surrendered for cancellation in return for a direct cash payment from the Company based on the excess of the then current market price over the option exercise price.

Changes in the number of outstanding stock options were as follows:

	2008
	Number	Weighted-Average Exercise Price (dollars)
Balance at beginning of year	21,035,064	$34
Granted	3,486,200	47
Exercised for common shares	(1,138,348)	17
Surrendered for cash payment	(897,604)	35
Forfeited	(347,410)	47
Expired	(4,000)	13
Balance at end of year	22,133,902	$37

88	PETRO-CANADA Notes to Consolidated Financial Statements

Note 24    Stock-Based Compensation continued

Stock Options continued

	2007		2006
	Number	Weighted-Average Exercise Price (dollars)	Number	Weighted-Average Exercise Price (dollars)
Balance at beginning of year	20,714,733	$31	18,361,617	$24
Granted	3,347,800	44	4,911,600	52
Exercised for common shares	(1,918,734)	19	(2,177,881)	20
Surrendered for cash payment	(800,685)	34	(119,710)	31
Forfeited	(307,550)	44	(260,643)	41
Expired	(500)	52	(250)	18
Balance at end of year	21,035,064	$34	20,714,733	$31

The following stock options were outstanding as at December 31, 2008:

Options Outstanding				Options Exercisable
Range of Exercise Prices (dollars)	Number	Weighted-Average Life (years)	Weighted-Average Exercise Price (dollars)	Number	Weighted-Average Exercise Price (dollars)
$8 to 13	680,888	0.8	$10	680,888	$10
14 to 19	2,742,356	2.6	18	2,742,356	18
20 to 25	2,723,190	3.8	25	2,723,190	25
26 to 31	2,028,459	2.1	29	2,028,459	29
32 to 37	2,987,009	3.1	34	2,151,909	34
38 to 43	3,278,300	5.0	44	855,975	44
44 to 49	3,477,850	6.1	47	48,350	48
50 to 57	4,215,850	4.1	52	2,136,200	52
$8 to 57	22,133,902	3.9	$37	13,367,327	$30

During 2008, the Company recorded compensation (recovery) expense of $(125) million (2007 – $69 million; 2006 – $31 million) relating to options with a CPA and compensation expense of $nil (2007 – $1 million; 2006 – $10 million) relating to the 2003 stock options, which had been fully expensed by December 31, 2007.

Stock Appreciation Rights (SARs)

Commencing 2007, the Company approved the issuance of SARs to certain employees, which entitle the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the Company’s common shares on the date of surrender. The vesting period and other terms are similar to the terms of the Company’s existing stock option plan. At the time of grant, the exercise price approximated the market price. The following SARs have been granted:

	2008		2007
	Number	Weighted-Average Exercise Price (dollars)	Number	Weighted- Average Exercise Price (dollars)
Balance at beginning of year	3,659,450	$44	–	$–
Granted	4,107,330	47	3,786,500	44
Exercised	(139,680)	44	–	–
Forfeited	(419,746)	47	(127,050)	44
Balance at end of year	7,207,354	$46	3,659,450	$44

Notes to Consolidated Financial Statements PETRO-CANADA	89

Note 24    Stock-Based Compensation continued

Stock Appreciation Rights (SARs) continued

The following SARs were outstanding as at December 31, 2008:

Options Outstanding				Options Exercisable
Range of Exercise Prices (dollars)	Number	Weighted-Average Life (years)	Weighted-Average Exercise Price (dollars)	Number	Weighted-Average Exercise Price (dollars)
$24 to 40	88,200	6.8	$33	–	$–
41 to 45	3,165,424	5.1	44	718,135	44
46 to 50	3,771,780	6.1	47	15,875	49
51 to 55	85,200	5.8	54	18,425	54
56 to 60	96,750	6.0	58	12,500	57
$24 to 60	7,207,354	5.7	$46	764,935	$45

During 2008, the Company recorded compensation (recovery) expense of $(15) million (2007 – $17 million) relating to SARs.

Performance Share Units (PSUs)

The Company maintains a plan for PSUs for officers and other senior management employees. Under this plan, notional share units are awarded and settled in cash at the end of a three-year period based upon the Company’s share price at that time, the value of notional dividends applied during the period and the Company’s total shareholder return relative to a peer group of North American industry competitors.

Changes in the number of outstanding PSUs were as follows:

	2008	2007
	Number	Number
Balance at beginning of year	1,166,044	1,482,986
Granted	254,169	247,476
Redeemed	(584,137)	–
Forfeited	(7,704)	(564,418)
Balance at end of year	828,372	1,166,044

PSUs have a three-year performance period, such that those outstanding at the end of 2008 are related to PSUs issued in 2006, 2007 and 2008 (2006 grant – 346,667; 2007 grant – 236,652; 2008 grant – 245,053). During 2008, the Company recorded compensation (recovery) expense relating to PSUs of $(5) million (2007 – $4 million; 2006 – $(4) million).

Deferred Share Units (DSUs)

The Company maintains a plan for DSUs whereby executive officers are awarded DSUs and/or can elect to receive all or a portion of their annual incentive compensation in the form of DSUs. Under this plan, notional share units are issued for the elected amount, which is based on the then current market price of the Company’s common shares. Upon termination or retirement, the units are settled in cash, which includes an amount for the value of notional dividends earned over the period the units were outstanding.

The Company’s Board of Directors receives a portion of their compensation in the form of DSUs and can also elect to receive all or a portion of their remaining compensation in the form of DSUs. Under the Director program, notional share units are issued and settled in cash or common shares, including the value of notional dividends, upon ceasing to be a Director.

During 2008, the Company recorded compensation (recovery) expense relating to DSUs of $(16) million (2007 – $4 million; 2006 – $2 million).

90	PETRO-CANADA Notes to Consolidated Financial Statements

Note 25    Employee Future Benefits

The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees. The actuarially determined cost of these benefits is accrued over the estimated service life of employees. The defined benefit provisions are generally based upon years of service and average salary during the final years of employment. Certain defined benefit options require employee contributions and the balance of the funding for the registered plans is provided by the Company, based upon the advice of an independent actuary. The accrued benefit obligations and the fair value of plan assets are measured for accounting purposes at December 31 of each year. The most recent actuarial valuation of the pension plan for funding purposes was as of December 31, 2007 and the next required valuation will be as of December 31, 2010.

The defined contribution plan provides for an annual contribution of 5% to 8% of each participating employee’s pensionable earnings.

Benefit Plan Expense

	Pension Plans			Other Post-Retirement Plans
	2008	2007	2006	2008	2007	2006
(a) Defined benefit plans
Employer current service cost	$40	$43	$40	$6	$5	$4
Interest cost	95	90	86	13	12	11
Actual return on plan assets	222	(8)	(154)	–	–	–
Actuarial losses (gains)	(187)	(42)	43	(33)	13	–
Elements of employee future benefit plan expense before adjustments to recognize the long-term nature of employee future benefit plan expense	$170	$83	$15	$(14)	$30	$15
Difference between actual and expected return on plan assets	(333)	(104)	55	–	–	–
Difference between actual and recognized actuarial losses in year	236	86	8	35	(11)	2
Amortization of transitional (asset) obligation	(7)	(6)	(5)	2	2	2
	$66	$59	$73	$23	$21	$19
(b) Defined contribution plans	27	22	18
Total expense	$93	$81	$91	$23	$21	$19

Benefit Plan Funding

	Pension Plans			Other Post-Retirement Plans
	2008	2007	2006	2008	2007	2006
Defined contribution	$27	$22	$18
Defined benefit	$40	$99	$96	$10	$10	$10

Financial Status of Defined Benefit Plans

	Pension Plans			Other Post-Retirement Plans
	2008	2007		2008	2007
Fair value of plan assets	$1,232		$1,502	$–		$–
Accrued benefit obligation	1,639	1,784		231	255
Funded status – plan deficit[1]	(407)	(282)		(231)	(255)
Unamortized transitional (asset) obligation	(5)	(12)		9	11
Unamortized net actuarial losses	554	462		16	51
Accrued benefit asset (liability)	$142		$168	$(206)		$(193)

1       The pension and other post-retirement plans included in the financial status information are not fully funded.

Notes to Consolidated Financial Statements PETRO-CANADA	91

Note 25    Employee Future Benefits continued

Reconciliation of Plan Assets

	Pension Plans		Other Post-Retirement Plans
	2008	2007	2008	2007
Fair value of plan assets at beginning of year	$1,502	$1,486	$–	$–
Contributions	40	99	10	9
Benefits paid	(85)	(83)	(10)	(9)
Actual return on plan assets	(222)	8	–	–
Other	(3)	(8)	–	–
Fair value of plan assets at end of year	$1,232	$1,502	$–	$–

Reconciliation of Accrued Benefit Obligation

	Pension Plans		Other Post-Retirement Plans
	2008	2007	2008	2007
Accrued benefit obligation at beginning of year	$1,784	$1,786	$255	$235
Current service cost	40	43	6	5
Interest cost	95	90	13	12
Benefits paid	(85)	(83)	(10)	(9)
Actuarial losses (gains)	(187)	(42)	(33)	12
Other	(8)	(10)	–	–
Accrued benefit obligation at end of year	$1,639	$1,784	$231	$255

Defined Benefit and Other Post-Retirement Plans Assumptions

	2008	2007	2006
Year-end obligation discount rate[1]	6.3%	5.3%	5.0%
Accrued benefit obligation discount rate[1]	6.3%	5.3%	5.0%
Long-term rate of return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase, excluding merit increases	3.3%	3.3%	3.0%

1       Assumption used in both pension and other post-retirement plans.

Assumed Health and Dental Care Cost Trend Rates

	Trend Rates at December 31,
	2008	2007	2006
Dental care cost trend rate[1]	4.0%	4.0%	3.5%
Health care cost trend rate	8.0%	8.0%	8.0%
Health care cost trend rate declines to	4.5%	4.5%	4.5%
Year from which the health care cost trend rate remains constant	2017	2017	2014

1       Dental care cost trend rate assumed to remain constant.

Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects for 2008:

	Increase	Decrease
Total service and interest cost	$3	$(2)
Accrued benefit obligation	$27	$(24)

92	PETRO-CANADA Notes to Consolidated Financial Statements

Note 25    Employee Future Benefits continued

Plan Assets

	Percentage of Plan Assets at December 31,
Asset Category	2008	2007
Equity	56%	61%
Bonds	44%	39%
	100%	100%

Note 26  Capital Management

The Company’s capital management strategy is designed to maintain financial strength and flexibility to support profitable growth in all business environments. The Company’s capital consists of debt, which is comprised of long-term debt and short-term notes payable, and shareholders’ equity. The Company measures financial strength and flexibility using two key measures: debt-to-cash flow from operating activities, the key short-term measure, and debt-to-debt plus equity, the key long-term measure. These are calculated as follows:

	2008	2007
Long-term debt	$4,746	$3,339
Add: Current portion of long-term debt	3	2
Total long-term debt	$4,749	$3,341
Add: Short-term notes payable	–	109
Debt (A)	$4,749	$3,450
Shareholders’ equity	15,475	11,870
Debt plus equity (B)	$20,224	$15,320
Cash flow from operating activities (C)	$6,522	$3,339
Debt-to-cash flow from operating activities (A/C) (times)	0.7	1.0
Debt-to-debt plus equity (A/B)	23.5%	22.5%

At December 31, 2008, the debt-to-cash flow from operating activities ratio was within the Company’s long-term range of no more than 2.0 times. Debt-to-debt plus equity was below the long-term range of 25% to 35%, providing the financial flexibility to fund the Company’s capital program and profitable growth opportunities. The Company may exceed long-term ranges for short periods of time, but always with the goal to return back within the long-term ranges.

Financial covenants associated with the Company’s various banking and debt arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. The Company complied with all financial covenants for the years ended December 31, 2008 and 2007.

The Company’s priority uses of cash are to fund the capital program and profitable growth opportunities, and then to return cash to shareholders through dividends and a share repurchase program.

The Company regularly reviews its dividend strategy to ensure the alignment of the dividend policy with shareholder expectations, and financial and growth objectives. Consistent with this objective, on July 23, 2008, the Company declared a 54% increase in its quarterly dividend to $0.20 per common share commencing with the dividend paid on October 1, 2008. In June 2008, the Company renewed its NCIB program for the repurchase of its common shares from June 22, 2008 to June 21, 2009, entitling the Company to repurchase up to 5% of its outstanding common shares, subject to certain conditions (Note 23). Due to an increasing capital program, the Company did not repurchase any of its shares in 2008.

Given the recent turmoil in financial markets, the Company continues to monitor its capital management strategy and make adjustments as appropriate. The Company’s capital management strategy has not changed significantly from the prior year.

Notes to Consolidated Financial Statements PETRO-CANADA	93

Note 27    Financial Risks and Financial Instruments

Financial Risks

The Company is exposed to a number of financial risks in the normal course of its business operations, including market risks resulting from fluctuations in commodity prices, interest rates and foreign currency exchange rates, as well as credit risks and liquidity risks.

a)     Market Risks

The Company monitors its exposure to market fluctuations and may use derivative contracts to manage these risks as it considers appropriate. The Company does not use derivative contracts for speculative purposes.

Commodity Price Risk

The Company is exposed to commodity price risk as fluctuations in crude oil or natural gas prices could have a material adverse effect on its financial condition, as well as on the value and amount of the Company’s reserves. Prices for crude oil and natural gas fluctuate in response to changes in supply and demand, market uncertainty and a variety of other factors beyond the Company’s control.

The margins realized from the Company’s refined petroleum products are also affected by factors such as crude oil price fluctuations due to the impact on refinery feedstock costs, third-party refined product purchases and the demand for refined petroleum products. The Company’s ability to maintain product margins in an environment of higher feedstock costs depends on its ability to pass higher costs on to customers. The Company enters into derivative contracts to reduce exposure in its Downstream operations to these margin fluctuations, including margins on fixed price product sales, and short-term price fluctuations on the purchase of foreign and domestic crude oil and refined petroleum products. The Company’s exposure to these margin fluctuations is limited.

Interest Rate Risk

The Company is exposed to interest rate risk as changes in market interest rates affect the fair values of fixed-interest rate liabilities and the cash flows of both floating-interest rate liabilities and future borrowings. Senior notes, debentures and capital leases all bear interest at fixed rates. Drawings on the syndicated and demand credit facilities bear interest at floating rates. The Company regularly reviews the mix of floating and fixed-rate debt for consistency with its financing objectives. Interest rate risk from the Company’s financial instruments is not significant.

Foreign Currency Exchange Risk

Petro-Canada and its Canadian subsidiaries’ functional currency is Canadian (Cdn) dollars, while crude oil, one of the Company’s primary products, is priced by reference to U.S. dollar benchmark prices. Therefore, Cdn/U.S. dollar exchange rate fluctuations can have a significant impact on the Company’s revenues, crude oil and product purchases, and associated financial instruments.

The Company is also exposed to foreign currency exchange risk from its self-sustaining foreign operations whose functional currency is different from Petro-Canada’s functional currency. Gains and losses from the translation of financial instruments within these self-sustaining foreign operations into Canadian dollars are presented as a separate component of other comprehensive income (loss) on the Consolidated Statement of Comprehensive Income.

94	PETRO-CANADA Notes to Consolidated Financial Statements

Note 27    Financial Risks and Financial Instruments continued

Financial Risks continued

The Company’s outstanding U.S. dollar-denominated long-term debt (Note 20) partially mitigates the exposure to Cdn/U.S. dollar exchange rate fluctuations created from its U.S. dollar-denominated cash flows and other associated financial instruments. In addition, the Company may hold a significant amount of U.S. dollar cash and cash equivalents to meet immediate capital and/or operating funding requirements, and may have significant accounts receivable, other assets, accounts payable and accrued liabilities and other liabilities balances denominated in U.S. dollars. These can create additional exposure to foreign currency exchange risk. At December 31, 2008, the Company had the following U.S. dollar-denominated financial instruments:

2008 ($US )
Cash and cash equivalents	$473
Accounts receivable	1,287
Other assets	11
Accounts payable and accrued liabilities	(338)
Long-term debt	(3,953)
Other liabilities	(493)
$(3,013)

In respect of the Company’s U.S. dollar-denominated financial instruments above, a 10% change in the Cdn/U.S. dollar exchange rate (1.2246 as at December 31, 2008) would change net earnings by approximately $338 million and other comprehensive income (loss) by approximately $32 million. The Company does not have significant financial instruments denominated in other foreign currencies.

b)     Credit Risk

The Company is exposed to credit risk on its financial assets from its counterparties’ abilities to fulfil their obligations to the Company. The Company manages this risk through the establishment of credit policies and limits, which are applied in the selection of counterparties. The Company ensures that it has no significant concentrations of credit risk and ensures that no customers represent more than 10% of the Company’s consolidated revenues for any period.

The Company’s maximum exposure to credit risk at December 31, 2008 is equal to the carrying amount of its financial assets recorded on the Consolidated Balance Sheet. The Company carries sufficient provisions to cover its expected losses arising from credit risk associated with all financial assets. These provisions are not significant.

c)     Liquidity Risk

The Company is exposed to liquidity risk from the potential inability to generate or obtain sufficient cash in a timely and cost-effective manner to discharge its financial liabilities as they come due. The Company manages liquidity risk by forecasting cash flows to identify financing requirements, by maintaining committed and demand credit facilities, and by maintaining access to additional financing at competitive rates through capital markets and highly rated financial institutions. Any debt issued by the Company is managed in accordance with specified liquidity and maturity profiles.

The Company’s financial capacity and flexibility remain strong despite the recent turmoil in the financial markets. This is due to the Company’s continuing ability to generate cash flow, access existing cash balances and access significant credit facility capacity requiring no near-term refinancing.

Notes to Consolidated Financial Statements PETRO-CANADA	95

Note 27    Financial Risks and Financial Instruments continued

Financial Risks continued

The timing of undiscounted cash outflows related to financial liabilities is as follows:

	Within 1 year	1 to 5 years	Thereafter
Accounts payable and accrued liabilities and other liabilities[1]	$3,186	$900	$–
Long-term debt[2]	316	1,265	9,267
	$3,502	$2,165	$9,267

1       Other liabilities includes the Fort Hills purchase obligation (Note 7) and the Libya EPSAs signature bonus (Note 13).

2       Includes debentures, senior notes, capital leases and related interest.

Derivative Contracts

The Company enters into forward contracts and options to reduce exposure to Downstream margin fluctuations, including margins on fixed-price product sales, and short-term price fluctuations on the purchase of foreign and domestic crude oil and refined petroleum products.

The Company’s outstanding derivative contracts and their related fair values at December 31, 2008 were as follows:

	Quantity		Average Price
	(MMbbls)	Maturity	($US/bbl)	Fair Value
Crude oil purchases	1.5	2009	$44.22	$3
Crude oil sales	1.3	2009	$39.44	(8)
				$(5)

The fair value positions of outstanding derivative contracts were recorded on the Consolidated Balance Sheet as follows:

	December 31, 2008	December 31, 2007
Accounts receivable	$1	$1
Accounts payable and accrued liabilities	$(6)	$–

The fair value of these derivative contracts is based on quotes provided by brokers, which represents an approximation of amounts that would be received or paid to counterparties to settle these instruments prior to maturity. The Company plans to hold all derivative contracts outstanding at December 31, 2008 to maturity. Gains and losses on these derivative contracts are recorded in investment and other income (expense) (Note 6).

In respect of the Company’s outstanding derivative contracts above, a $10 US/bbl change in the price of crude oil would change net earnings by approximately $0.5 million.

96	PETRO-CANADA Notes to Consolidated Financial Statements

Note 27    Financial Risks and Financial Instruments continued

Derivative Contracts continued

During 2004, the Company entered into a series of derivative contracts for the future sale of Dated Brent crude oil in connection with its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea. Some derivative contracts matured from July 1, 2007 to December 31, 2007. All remaining outstanding derivative contracts were settled in December 2007. This resulted in the following:

2007
Unrealized losses at beginning of year	$(1,481)
Net losses during the year	(535)
Maturities[1]	291
Settlement[2]	1,725
$–

1       Derivative contracts that matured from July 1, 2007 to December 31, 2007 resulted in realized losses of $291 million ($193 million after-tax).

2       All remaining outstanding derivative contracts were settled, which resulted in realized losses of $1,725 million ($1,145 million after-tax).

Financial Instruments

The fair values of financial instruments recorded on the Consolidated Balance Sheet are as follows:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Held-for-trading financial assets
Cash and cash equivalents	$1,445	$1,445	$231	$231
Loans and receivables
Accounts receivable[1]	2,756	2,756	1,931	1,931
Other assets	32	32	34	34
Other financial liabilities (not held-for-trading)
Accounts payable and accrued liabilities	(3,186)	(3,186)	(3,512)	(3,512)
Short-term notes payable	–	–	(109)	(109)
Long-term debt	(4,749)	(3,868)	(3,341)	(3,495)
Other liabilities	(909)	(906)	(380)	(380)
	$(4,611)	$(3,727)	$(5,146)	$(5,300)

1       Accounts receivable on the Consolidated Balance Sheet at December 31, 2008 includes $88 million (December 31, 2007 — $42 million) of prepaid expenses.

The fair values of held-for-trading financial assets, loans and receivables and accounts payable and accrued liabilities equal or approximate their carrying amounts. The fair values of debentures, senior notes and capital leases are based on publicly quoted market values for instruments with similar terms and risks. The fair values of the Fort Hills purchase obligation and the Libya EPSAs signature bonus obligation, included in other liabilities, reflect expected payout patterns and the Company’s estimated cost of debt at year end.

Notes to Consolidated Financial Statements PETRO-CANADA	97

Note 28               Commitments and Contingent Liabilities

Commitments

	2009	2010	2011	2012	2013	Thereafter	Total
Operating leases	$484	$372	$144	$123	$90	$869	$2,082
Transportation agreements	197	196	136	119	111	677	1,436
Product purchase/delivery obligations	3,361	1,871	1,371	1,219	699	4,212	12,733
Exploration work commitments	381	186	105	85	–	12	769
Other long-term obligations	661	1,013	587	239	234	1,052	3,786
	$5,084	$3,638	$2,343	$1,785	$1,134	$6,822	$20,806

Contingent Liabilities

The Company is involved in litigation and claims in the normal course of operations. In addition, the Company may provide indemnifications, in the normal course of operations, that are often standard contractual terms to counterparties in certain transactions, such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management is of the opinion that any resulting settlements relating to the litigation matters or indemnifications would not materially affect the financial position or results of operations of the Company.

Note 29               Variable Interest Entities

CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (VIEs), provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. Entities in which equity investors do not have the characteristic of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support are subject to consolidation by a company if that company is deemed the primary beneficiary. The primary beneficiary is the party that is subject to a majority of the risk of loss from the VIEs’ activities, or is entitled to receive a majority of the VIEs’ residual returns, or both. The Company has determined that certain retail licensee and wholesale marketer agreements would constitute VIEs, even though the Company has no ownership in these entities. The Company, however, is not the primary beneficiary and, therefore, consolidation is not required. In certain of the retail licensee arrangements, the Company has provided loan guarantees. Management is of the opinion that the Company’s maximum exposure to loss from these arrangements would not be significant.

98 PETRO-CANADA Notes to Consolidated Financial Statements

Note 30               Generally Accepted Accounting Principles in the United States

The application of United States GAAP would have the following effects on net earnings as reported:

	Notes	2008	2007 [1]	2006 [1]
Net earnings from continuing operations, as reported in the Consolidated Statement of Earnings		$3,134	$2,733	$1,588
Adjustments, before income taxes
Inventories	(a)	–	187	(2)
Accounting for income taxes	(b)	(9)	14	8
Capitalization of interest and related amortization	(d)	42	19	47
Stock-based compensation	(g)	45	(31)	(24)
Exploration mining costs	(c)	(19)	(6)	–
Income taxes on above items		(25)	(41)	8
Net earnings from continuing operations, as adjusted before cumulative effect of change in accounting policy		3,168	2,875	1,625
Net earnings from discontinued operations		–	–	152
Net earnings, as adjusted before cumulative effect of change in accounting policy		3,168	2,875	1,777
Cumulative effect of change in accounting policy, net of tax	(g)	–	–	(14)
Net earnings, as adjusted		$3,168	$2,875	$1,763

Earnings from continuing operations, as adjusted before cumulative effect of change in accounting policy per share
Basic		$6.54	$5.88	$3.22
Diluted		$6.50	$5.82	$3.19
Earnings, as adjusted before cumulative effect of change in accounting policy per share
Basic		$6.54	$5.88	$3.53
Diluted		$6.50	$5.82	$3.49
Earnings, as adjusted per share
Basic		$6.54	$5.88	$3.50
Diluted		$6.50	$5.82	$3.46

1 Prior period figures have been restated as a result of the Company adopting a FIFO inventory valuation basis (Note (a)).

The application of United States GAAP would have the following effects on comprehensive income as reported:

	Notes	2008	2007	2006
Comprehensive income, net of tax, as reported on the Consolidated Statement of Comprehensive Income		$3,348	$2,473	$2,103
Adjustments to net earnings, net of tax		34	(1)	7
Adjustments to other comprehensive income (loss), net of tax
Additional pension liability	(f)	(44)	(52)	42
Unrealized gain (loss) on translation of foreign currency denominated additional capitalized interest	(d)	(7)	(20)	6
Comprehensive income, net of tax, as adjusted		$3,331	$2,400	$2,158

Notes to Consolidated Financial Statements PETRO-CANADA 99

Note 30               Generally Accepted Accounting Principles in the United States continued

The application of United States GAAP would have the following effects on the Consolidated Balance Sheet as reported:

		December 31, 2008		December 31, 2007
	Notes	As Reported	United States GAAP	As Reported	United States GAAP	[1]
Current assets	(a)	$5,603	$5,603	$3,178	$3,990
Property, plant and equipment, net	(b, c, d)	23,485	24,106	19,497	20,112
Goodwill	(b)	852	831	731	710
Other assets	(f, h)	437	411	446	384
Current liabilities	(g)	4,207	4,229	3,623	3,705
Long-term debt	(h)	4,746	4,862	3,339	3,445
Other liabilities	(f, g)	1,240	1,679	717	1,056
Asset retirement obligations		1,527	1,527	1,234	1,234
Future income taxes	(a, b, c, d, f, g)	3,182	3,190	3,069	3,324
Common shares		1,388	1,388	1,365	1,365
Contributed surplus	(e)	22	793	24	795
Retained earnings	(e)	14,062	13,720	10,692	10,872
Accumulated other comprehensive income (loss)	(d, f)	$3	$(437)	$(211)	$(600)

1 Prior period figures have been restated as a result of the Company adopting a FIFO inventory valuation basis (Note (a)).

The Company’s Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the accompanying Consolidated Financial Statements:

a)	Inventories

The Company adopted CICA Section 3031, Inventories, on January 1, 2008, valuing inventory on a FIFO basis and electing to adjust 2008 opening retained earnings in accordance with transitional provisions of the new accounting standard (Note 3). The Company also adopted this inventory valuation policy for United States GAAP, which requires retrospective accounting treatment for this change in accounting policy. As a result, the Company has restated certain prior year comparative figures.

b)	Income Taxes

The liability method followed by the Company differs from United States GAAP due to the application of transitional provisions upon adoption and the use of substantively enacted versus enacted rates.

c)	Property, Plant and Equipment

Under Canadian GAAP, exploration costs for mining properties are capitalized when such costs have the characteristics of property, plant and equipment. Under United States GAAP, exploration costs for mining properties are expensed until proved and probable reserves have been established by a feasibility study.

100 PETRO-CANADA Notes to Consolidated Financial Statements

Note 30               Generally Accepted Accounting Principles in the United States continued

d)	Interest Capitalization

The Company capitalizes interest attributable to the construction of major new facilities under both Canadian and United States GAAP, but uses different capitalization methodologies under each. Under United States GAAP, the amount of interest capitalized for the period is the product of the average accumulated capitalized costs and the weighted-average interest rate applicable to all borrowings outstanding during the period. However, under Canadian GAAP, the amount of interest capitalized is calculated using the same formula except that the average accumulated capitalized costs are first multiplied by the Company’s average corporate debt to equity ratio.

e)	Contributed Surplus

In prior years, the Company transferred $1,122 million from contributed surplus to the accumulated deficit. United States GAAP does not permit these transfers. As a result of this difference, under United States GAAP, the excess of the purchase price over the carrying amount of shares repurchased under the Company’s NCIB program has been recorded as a reduction of contributed surplus. Under Canadian GAAP, this excess cost has been recorded as a reduction of both contributed surplus and retained earnings.

f)	Pensions and Other Post-Retirement Benefits

United States GAAP requires the Company to recognize the overfunded or underfunded status of its defined benefit post-retirement plans, measured as the difference between the fair value of plan assets and the accrued benefit obligation, as an asset or liability on its balance sheet. Changes to the funding status in the year are recorded through other comprehensive income (loss), net of tax. Canadian GAAP currently does not require the Company to recognize the funded status of these plans on the Consolidated Balance Sheet.

g)	Stock-Based Compensation

United States GAAP requires compensation costs related to share-based awards classified as liabilities to be recognized as an expense at fair value with re-measurement to fair value each period. Under Canadian GAAP, the Company recognizes compensation cost for stock options, which provides the holder the right to exercise the stock option or surrender the option for cash payment based on the intrinsic value at each period end.

h)	Deferred Financing Costs

The Company adopted CICA Section 3855, Financial Instruments — Recognition and Measurement, on January 1, 2007. As a result, transaction costs and premiums or discounts directly attributable to the issuance of long-term debt are now added to the fair value of the debt upon initial recognition. Previously, these amounts were deferred and presented as assets. This is still the prescribed treatment under United States GAAP.

i)	Cash Flow Information

The application of United States GAAP would not have a material effect on cash flow from total operating, investing, or financing activities on the Consolidated Statement of Cash Flows.

j)	Fair Value Measurements and Fair Value Option

The Financial Accounting Standards Board (FASB) issued Statement 157, Fair Value Measurements, and Statement 159, Fair Value Option for Financial Assets and Financial Liabilities, both effective for the Company’s 2008 fiscal year. The application of these Statements did not have a significant impact on the Company’s Consolidated Financial Statements under United States GAAP.

Notes to Consolidated Financial Statements PETRO-CANADA 101

Note 31               Recent Accounting Pronouncements

Canadian

Goodwill and Intangible Assets

The AcSB has issued CICA Section 3064, Goodwill and Intangible Assets, and as a result has withdrawn CICA Section 3062, Goodwill and Other Intangible Assets, and CICA Section 3450, Research and Development Costs. This new standard reinforces the principle-based approach to the recognition of costs as assets in accordance with the AcSB’s definition of an asset. This standard is effective for fiscal years beginning on or after January 1, 2009. There is no material impact on the Company’s Consolidated Financial Statements.

Business Combinations

In January 2009, the AcSB issued CICA Section 1582, Business Combinations, which replaces the existing Section 1581 of the same name. This standard mandates that all future business combinations be accounted for as a purchase by one party of another, and that all assets, liabilities, contingent consideration and non-controlling interest of the acquiree be recorded at fair value. Gains on bargain purchases are to be recognized in net earnings, and all acquisition costs expensed. This standard is equivalent to the IFRS on business combinations. This standard is effective for fiscal years beginning on or after January 1, 2011, with early application permitted, and will likely impact future Consolidated Financial Statements should the Company engage in business combinations.

United States

Business Combinations

In December 2007, the FASB issued Revised Statement 141R, Business Combinations. This standard is identical to CICA Section 1582, Business Combinations, except that it is effective for fiscal years beginning after December 15, 2008. As with CICA Section 1582, Business Combinations, this standard will likely impact future Consolidated Financial Statements should the Company engage in business combinations.

End of Financial Statements

102 PETRO-CANADA Notes to Consolidated Financial Statements